UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   N/A   to   N/A

Commission File Number: 1-05046

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Con-way Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.
2211 Old Earhart Road, Suite 100
Ann Arbor, MI  48105

CON-WAY RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Reports of Independent Registered Public Accounting Firms)

CON-WAY RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Con-way Inc. Administrative Committee
Con-way Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits of Con-way Retirement Savings Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kieckhafer Schiffer & Company LLP

Portland, Oregon
June 25, 2013

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee
Con-way Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Con-way Retirement Savings Plan (the “Plan”) as of December 31, 2011. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Perkins & Company, P.C.

Portland, Oregon
June 25, 2012

CON-WAY RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

Assets:	2012	2011
Investments, at fair value:
Mutual funds	$841,567,920	$703,095,000
Common trust funds	280,683,309	258,557,163
Con-way Common Stock	178,357,182	202,834,237
Total investments	1,300,608,411	1,164,486,400
Net assets held in 401(h) account	44,508,273	41,220,081
Receivables:
Participant contributions	413,610	250,060
Con-way contributions	11,492,851	11,578,865
Notes receivable from participants	91,341,210	89,322,294
Total receivables	103,247,671	101,151,219
Cash	318,325	286,274
Total assets	1,448,682,680	1,307,143,974
Liabilities:
Amounts related to obligation of 401(h) account	(44,508,273)	(41,220,081)
Net assets available for benefits	$1,404,174,407	$1,265,923,893
See accompanying notes to financial statements.

CON-WAY RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2012

Additions:
Participant contributions	$64,991,937
Con-way contributions	47,804,925
Rollover contributions	410,175
Net appreciation in fair value of investments	97,385,112
Dividend and interest income	22,309,457
Interest received on notes receivable from participants	3,713,245
Total additions	236,614,851
Deductions:
Distributions to participants	(98,332,501)
Transfer to Con-way Personal Savings Plan	(9,036)
Administrative expenses	(22,800)
Total deductions	(98,364,337)
Net increase	138,250,514
Net assets available for benefits, beginning of year	1,265,923,893
Net assets available for benefits, end of year	$1,404,174,407
See accompanying notes to financial statements.

CON-WAY RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011
1. Description of Plan
The following description of the Con-way Retirement Savings Plan (the Plan or RSP) is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.
General
The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan (ESOP) features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the Code). The Plan also provides medical benefits for retired participants, as described below.
Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the Trustee), is responsible for the control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the Trust).
Con-way has designated a portion of the ESOP feature of the Plan to be a money purchase pension plan and added medical benefits for retired participants, as described in Note 4, "Retiree Health Savings Account."
Eligibility
Effective January 1, 2010, Con-way amended the Plan to limit participation to those employees participating as of December 31, 2009. Effective January 1, 2012, the Plan was amended to exclude participation of Con-way employees residing in Puerto Rico.
Contributions
Participants may contribute up to 50% of their eligible compensation subject to certain limitations.
Con-way makes a 3% non-discretionary Basic Contribution to eligible employees. Con-way, at its discretion, may make an additional 1 - 2% Basic Contribution to eligible employees based on years of employment. Additionally, the Company may make a discretionary Transition Contribution ranging from 1 - 3% based on the employee's age and years of service on December 31, 2006. The Plan provides for a discretionary employer Matching Contribution equal to 50% of the first 6% deferred by the participant. During 2012, Con-way made the additional discretionary Basic Contribution and Transition Contribution to the Plan. Con-way elected not to make a Matching or Supplementary Contribution during 2012.
The minimum funding requirements of the money purchase portion of the Plan have been met.
Participant Accounts
The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. As with balances in other invested funds, participants may transfer Con-way’s contributions to investments other than Con-way Common Stock.
A separate account is maintained for each participant of the Plan. Allocations of Con-way’s contributions are based upon a percentage of participant contributions or compensation, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.
Vesting
Participants are fully vested at all times in the portion of their accounts attributable to their elective deferrals, rollover contributions, Basic Contributions and Transition Contributions. Con-way’s Matching Contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the Matching Contributions are forfeited. Forfeited balances are used to reduce future Con-way contributions. At December 31, 2012 and 2011, forfeitures totaling approximately $27,000 and

$33,000, respectively, were available to reduce future contributions. During 2012, forfeitures totaling approximately $61,000 were used to reduce employer contributions.
Notes Receivable from Participants
The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2012 bear interest at rates ranging from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions.
Payments and Benefits
Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Con-way Common Stock can, at the direction of the participant, be paid in shares.
Plan Termination
Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, all balances will become 100% vested and the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting.
Risks and Uncertainties
The Plan offers various investments that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair-Value Measurements," for a discussion of fair-value measurements.
The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.
Administrative Expenses
During 2012, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.

Estimates
Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles (GAAP). These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.
3. Fair-Value Measurements
Assets and liabilities reported at fair value are classified in one of the following three levels in the fair-value hierarchy:
Level 1 - Quoted market prices in active markets for identical assets or liabilities
Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3 - Unobservable inputs that are not corroborated by market data
The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds:
U.S. large company growth	$206,164,542	$—	$—	$206,164,542
U.S. large company value	94,460,969	—	—	94,460,969
U.S. small company growth	45,117,089	—	—	45,117,089
International equity	51,797,283	—	—	51,797,283
Targeted retirement date	369,279,070	—	—	369,279,070
Fixed income	74,748,967	—	—	74,748,967
Total mutual funds	841,567,920	—	—	841,567,920

Common trust funds:
U.S. equity index	—	37,812,413	—	37,812,413
Balanced	—	53,842,626	—	53,842,626
Fixed income	—	26,131,106	—	26,131,106
Money market	—	162,897,164	—	162,897,164
Total common trust funds	—	280,683,309	—	280,683,309

Con-way Common Stock	178,357,182	—	—	178,357,182

Total assets at fair value	$1,019,925,102	$280,683,309	$—	$1,300,608,411

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. large company growth	$188,535,306	$—	$—	$188,535,306
U.S. large company value	84,274,547	—	—	84,274,547
U.S. small company growth	38,732,661	—	—	38,732,661
International equity	43,514,690	—	—	43,514,690
Targeted retirement date	286,650,824	—	—	286,650,824
Fixed income	61,386,972	—	—	61,386,972
Total mutual funds	703,095,000	—	—	703,095,000

Common trust funds:
U.S. equity index	—	32,909,723	—	32,909,723
Balanced	—	49,496,534	—	49,496,534
Fixed income	—	24,664,079	—	24,664,079
Money market	—	151,486,827	—	151,486,827
Total common trust funds	—	258,557,163	—	258,557,163

Con-way Common Stock	202,834,237	—	—	202,834,237

Total assets at fair value	$905,929,237	$258,557,163	$—	$1,164,486,400
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Mutual funds and Con-way Common Stock: Valued at fair value equal to the daily closing price reported on the active market on which the individual securities are traded.
Common trust funds: Valued at the fair value of the underlying investments and reported at the net asset value (NAV) of units held by the Plan at year end. The common trust funds are considered Level 2 investments as the underlying securities are publicly traded.
The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at December 31, 2012 and 2011:

				Redemption
	Fair Value		Redemption	Notice
	2012	2011	Frequency	Period

Common trust funds	$280,683,309	$258,557,163	Daily	1 - 2 days
The common trust funds include investments that are operated by a trust company that manages a pooled group of trust accounts. Common trust funds combine the assets of various institutional investors to create a larger, well-diversified portfolio. Each investor owns a participating interest that is calculated in units and represents a portion of the holdings of the fund.
The investments in common trust funds can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. There are no unfunded commitments related to the common trust funds.
4. Retiree Health Savings Account
The Plan includes a medical benefit that funds a portion of the postretirement obligation for retirees and their beneficiaries in accordance with Section 401(h) of the Code. A separate account has been established and maintained in the Plan for the net assets related to the medical benefit (the 401(h) account). In accordance with Code Section 401(h), the Plan’s investments in the 401(h) account may not be used for, or diverted to, any other purpose other than providing health benefits for retirees and their beneficiaries.

Plan participants do not contribute to the 401(h) account and do not direct the investment choices. Employer contributions to the 401(h) account are determined annually at the discretion of Con-way and are subject to certain limitations as defined by the Code.
Upon reaching age 45, completing five or more years of service and completing 1,000 or more paid hours of service in the Plan year, each noncontractual employee is eligible for a retiree medical allocation with respect to that Plan year. Retiree medical allocations for each 401(h) Plan participant are equal, except for allocations to participants retiring in the current plan year, for whom the allocation will be a pro-rata portion of the amount allocated to other participants based on the number of quarters employed in the year of retirement. Benefits to individual participants are limited to the total accumulated retiree medical allocation, plus interest credited quarterly and based on the five-year Treasury Constant Maturity rate as published by the Federal Reserve Board. In order to access their benefit balance during retirement, a participant must be at least age 55 with at least 10 years of service at retirement, or be at least age 65 at retirement. Any remaining unclaimed benefit will be forfeited to the Plan upon a participant’s death or termination of employment prior to retirement eligibility.
The fair value of the Plan assets held in the 401(h) account at December 31, 2012 and 2011, was $44,508,273 and $41,220,081, respectively. There were no contributions made to the 401(h) account for the year ended December 31, 2012. The 401(h) account is an investment in the PIMCO Total Return Fund which is classified as Level 1 within the fair value hierarchy.
5. Investments
The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2012	2011
Mutual funds:
T. Rowe Price Growth Stock Fund, 3,496,428 and 3,631,060 shares, respectively	$132,095,062	$115,576,647
T. Rowe Price Equity Income Fund, 3,571,303 and 3,654,577 shares, respectively	$94,460,969	$84,274,547
T. Rowe Price Retirement 2020 Fund, 4,591,659 and 4,109,703 shares, respectively	$82,098,868	$65,385,375
PIMCO Total Return Fund, 6,650,264 and 5,647,376 shares, respectively	$74,748,967	$61,386,972
T. Rowe Price Science and Technology Fund, 2,722,142 and 2,848,835 shares, respectively	$74,069,480	$72,958,659
Common trust funds:
T. Rowe Price U.S. Treasury Money Market Trust, 162,897,164 and 151,486,827 shares, respectively	$162,897,164	$151,486,827
Con-way Common Stock, 6,411,110 and 6,955,903 shares, respectively	$178,357,182	$202,834,237
During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$91,382,060
Common trust funds	12,140,294
Con-way Common Stock	(6,137,242)
$97,385,112
6. Income Tax Status
The Internal Revenue Service (IRS) has determined and informed Con-way by a letter dated August 20, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. In 2009, the Plan applied for a new determination letter in accordance with IRS requirements. Con-way and its outside legal counsel are currently working to provide additional information requested by the IRS with respect to the Plan's application.
7. Related-Party Transactions
Certain Plan investments are mutual funds and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

The Plan offers Con-way Common Stock as an investment option for participants. Con-way Inc. is the Plan sponsor as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.
8. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits.

	December 31,
	2012	2011
Net assets available for benefits – financial statements	$1,404,174,407	$1,265,923,893
Net assets held in 401(h) account included as assets in
Form 5500:
Mutual fund	44,508,273	41,220,081
Net assets available for benefits – Form 5500	$1,448,682,680	$1,307,143,974
The assets in the 401(h) account included in Form 5500 are not available to pay 401(k) benefits and can be used only to pay retiree health benefits.
The following are reconciliations of certain changes in net assets available for benefits:

	Financial statements	Retiree health savings account (401(h) account)	Form 5500
Year ended December 31, 2012:
Net appreciation in fair value of investments	$97,385,112	$1,386,293	$98,771,405
Distributions to participants	(98,332,501)	(941,878)	(99,274,379)
Dividend and interest income	22,309,457	2,843,777	25,153,234

				Schedule I
CON-WAY RETIREMENT SAVINGS PLAN
EIN 94-1444798
Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
	Identity of issue,
	borrower, lessor,	Description of investment including maturity date,		Current
	or similar party	rate of interest, collateral, par, or maturity value	Cost	value
		Mutual funds:
*	T. Rowe Price	Growth Stock Fund (3,496,428 shares)	$113,272,869	$132,095,062
*	T. Rowe Price	Equity Income Fund (3,571,303 shares)	83,426,456	94,460,969
*	T. Rowe Price	Science and Technology Fund (2,722,142 shares)	70,485,065	74,069,480
	Dodge & Cox	Dodge & Cox International Stock Fund (1,495,303 shares)	44,499,744	51,797,283
	PIMCO	PIMCO Total Return Fund (6,650,264 shares)	73,279,705	74,748,967
*	T. Rowe Price	Small-Cap Stock Fund (1,325,803 shares)	42,320,747	45,117,089
*	T. Rowe Price	Retirement Income Fund (338,831 shares)	4,467,643	4,726,695
*	T. Rowe Price	Retirement 2005 Fund (262,489 shares)	2,995,951	3,186,621
*	T. Rowe Price	Retirement 2010 Fund (739,234 shares)	11,270,317	12,175,181
*	T. Rowe Price	Retirement 2015 Fund (3,463,458 shares)	40,943,557	44,609,339
*	T. Rowe Price	Retirement 2020 Fund (4,591,659 shares)	74,795,382	82,098,868
*	T. Rowe Price	Retirement 2025 Fund (5,236,576 shares)	62,512,156	68,703,881
*	T. Rowe Price	Retirement 2030 Fund (3,315,878 shares)	56,486,867	62,736,405
*	T. Rowe Price	Retirement 2035 Fund (2,585,476 shares)	31,237,543	34,593,663
*	T. Rowe Price	Retirement 2040 Fund (1,527,666 shares)	26,181,833	29,163,151
*	T. Rowe Price	Retirement 2045 Fund (1,429,772 shares)	16,354,847	18,172,402
*	T. Rowe Price	Retirement 2050 Fund (643,911 shares)	6,206,962	6,864,089
*	T. Rowe Price	Retirement 2055 Fund (213,356 shares)	2,034,219	2,248,775
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (2,417,673 shares)	33,160,215	37,812,413
*	T. Rowe Price	Bond Index Trust (774,026 shares)	25,162,689	26,131,106
*	T. Rowe Price	U.S. Treasury Money Market Trust (162,897,164 shares)	162,897,164	162,897,164
*	T. Rowe Price	Retirement Strategy Trust - Balanced (1,482,043 shares)	48,699,384	53,842,626
		Common stock:
*	Con-way Inc.	Con-way Common Stock (6,411,110 shares)	188,944,988	178,357,182
		Participant loans:
*	Plan Participants	Participant loans with interest from 4.25% to 10.50% and maturity dates through 2017	—	91,341,210
				1,391,949,621
		Investments held in 401(h) account:
	PIMCO	PIMCO Total Return Fund (3,959,811 shares)	43,158,572	44,508,273
				$1,436,457,894
*	Represents a party-in-interest as of December 31, 2012.
	Note: Cost is calculated using the current value rolling-average cost method
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way Retirement Savings Plan
(Name of Plan)

June 25, 2013	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

EXHIBIT INDEX
 Exhibit Number            Exhibit

23.1            Consent of Independent Registered Public Accounting Firm
23.2            Consent of Independent Registered Public Accounting Firm